EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

          Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          April __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

          WGL HOLDINGS, INC., ET AL. (70-[    ])
          --------------------------      ----

          WGL Holdings, Inc. ("WGL Holdings"), 1100 H Street, N.W., Washington, D.C. 20080, which is currently a wholly owned subsidiary of Washington Gas Light Company ("Washington Gas Light"), Washington Gas Light and certain subsidiaries of Washington Gas Light (the "Applicants") have filed an application-declaration pursuant to Sections 6(a), 7, 9(a)(1), 10, 11(b), 12(b), 12(c), 12(f), 13(b), 32
and 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), in which they request authorization for a program of external financing, intrasystem financing, guarantees, affiliate transactions and other related matters following WGL Holdings' registration as a holding under the Act for the period through December 31, 20005.


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          Washington Gas Light and its wholly owned subsidiary, Shenandoah Gas
Company ("Shenandoah"), sell and deliver natural gas to customers in metropolitan Washington, D.C., and the adjoining areas of Maryland and Virginia and several cities and towns in the northern Shenandoah Valley of Virginia. Together, the two companies served a total of 863,258 customer meters as of December 31, 1999, in an area having a population estimated at 4.5 million. Approximately 41% of these customers are located in Virginia, approximately 17% in the District of Columbia, and approximately 42% in Maryland. Washington Gas Light and Shenandoah are subject to regulation as to retail rates and transportation service, the issuance of securities, affiliate transactions and other matters by the State Corporation Commission of Virginia ("SCC-VA"). Washington Gas Light is also subject to regulation by the Public Service Commission of the District of Columbia and the Public Service Commission of Maryland.

          Washington Gas Light is in the process of merging Shenandoah into itself. Subsequent to that merger, and subject to receipt of approval by the SCC-VA, Washington Gas Light will become a wholly owned subsidiary of WGL Holdings, and the current common stockholders of Washington Gas Light will become the stockholders of WGL Holdings (the "Reorganization"). In addition, the current non-utility subsidiaries of Washington Gas Light will become direct subsidiaries of WGL Holdings. The Reorganization is expected to be completed as early as June 15, 2000. Following the Reorganization, WGL Holdings intends to register as a holding company under the Act.

          In addition to its gas distribution operations, Washington Gas Light offers financing for the purchase of natural gas and electric appliances and other energy-related products and services and operates the steam and chilled water facilities located in a mixed residential and commercial complex in Washington, D.C. Washington Gas Light directly owns 100% of the outstanding voting securities of three active non-utility subsidiaries: (i) Hampshire Gas Company ("Hampshire"), which operates an underground gas storage field; (ii) Crab Run Gas Company, which holds an investment in a partnership that is engaged in the exploration and production of oil and gas; and (iii) Washington Gas Resources Corp. ("WGR"), which serves as the holding company for other wholly-owned non-utility subsidiaries. WGR's direct subsidiaries are: (i) Washington Gas Energy Services, Inc., an unregulated energy marketer, which itself holds all of the voting securities of three other subsidiaries which are engaged in providing commercial energy services and in real estate development activities; (ii) American Combustion Industries, Inc., which is in the business of designing, selling, installing and servicing commercial heating, ventilating and air-conditioning ("HVAC") equipment in Washington, D.C. and surrounding areas; (iii) Maritime Plaza I, Inc., which was formed to hold Washington Gas Light's interest in a venture formed to develop a 12-acre parcel of land in Washington, D.C.; and (iv) Washington Gas Consumer Services, Inc., which offers a program under which it earns a fee for matching customers with finance companies for energy-related equipment.

          Washington Gas Light also holds a 50% equity interest in Primary Investors, LLC ("Primary Investors"), a Delaware limited liability company formed to serve as the holding company for investments in after-market products and services for residential and light commercial HVAC customers.


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          For the twelve months ended December 31, 1999, Washington Gas Light reported consolidated operating revenues of $1,148,853,000, of which $985,287,000 (85.8%) were derived from regulated sales of gas and transportation service, and $163,566,000 (14.2%) from diversified non-utility activities, including unregulated sales of gas and the sale, installation and servicing of residential and commercial HVAC equipment. At December 31, 1999, Washington Gas Light reported consolidated assets of $1,891,626,000, including net property, plant and equipment of $1,409,036,000 and current assets of $373,143,000. Common equity represents 50% of Washington Gas Light's total capitalization, including short-term debt.

          WGL Holdings is requesting that the Commission find that Washington Gas Light's gas distribution system constitutes an integrated gas utility system within the meaning of Section 2(a)(29)(B) of the Act and that all of the direct and indirect non-utility subsidiaries and investments of Washington Gas Light are retainable under the standards of Section 11(b)(1) of the Act and, as applicable, section 2 of the Gas-Related Activities Act.

          In addition, the Applicants are seeking authority through December 31, 2005, to the extent that such transactions are not otherwise exempt under the Act, for each of the following proposals:

          (1) WGL Holdings proposes to issue and sell up to an aggregate of $200 million in the form of long-term debt securities ("Debentures") and common stock. In addition, WGL Holdings proposes to issue and reissue from time to time up to $200 million of short-term indebtedness in the form of commercial paper, bank borrowings or borrowings from financial institutions ("Short-term Debt"). Common stock may be issued in one or more public or private transactions, as consideration for the acquisition of the securities or assets of other companies, pursuant to Washington Gas Light's dividend reinvestment plan, and pursuant to certain stock based plans that Washington Gas Light currently maintains for its employees and directors which WGL Holdings intends to adopt. The Debentures may have maturities ranging from one to 50 years. The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding, provided, however, that WGL Holdings will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets. The effective cost of money on Short-term Debt will not exceed the competitive market rates available to companies with comparable credit ratings with respect to debt having similar maturities.

          (2) Washington Gas Light requests authority to issue and sell from time to time during the Authorization Period notes and other evidence of


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indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $350 million.

          (3) WGL Holdings requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support on behalf or for the benefit of any subsidiary as may be appropriate to enable such subsidiary to carry on its business in an aggregate principal amount not to exceed [$150] $200 million outstanding at any one time.

          (4) The non-utility subsidiaries of WGL Holdings propose to provide guarantees and other forms of credit support on behalf or for the benefit of other non-utility subsidiaries in an aggregate principal amount not to exceed $100 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b).

          (5) WGL Holdings, and to the extent not exempt pursuant to Rule 52, its subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing and future indebtedness, subject to certain limitations and restrictions, in order to reduce or manage interest rate cost.

          (6) WGL Holdings, Washington Gas Light, Hampshire, Crab Run and WGR propose to establish a system money pool ("Money Pool") and, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. Washington Gas Light requests authority to borrow up to $350 million at any one time outstanding from the Money Pool. WGL
Holdings may lend to the Money Pool but may not borrow from it.

          (7) WGL Holdings requests authority to change the terms of any wholly owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by WGL Holdings or other intermediate parent company in the instant case.

          (8) The Applicants request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of WGL Holdings and its subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other subsidiaries.

          (9) WGL Holdings proposes to acquire, directly or indirectly through a non-utility subsidiary, the securities of one or more new subsidiary companies ("Intermediate Subsidiaries") which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Companies, ETCs or other non-exempt non-utility subsidiaries (as authorized in this proceeding or in a


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separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries.

          (10) WGL Holdings also proposes, on behalf of each of its current and future non-exempt non-utility subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

          (11) Finally, Washington Gas Light requests authorization to continue to provide administrative, management, technical, legal and other support services to its current subsidiaries and to provide similar services to WGL Holdings after the Reorganization. Associate companies, in turn, may provide to Washington Gas Light or to other companies in the WGL Holdings system such services as may be reasonably necessary. All such services will be rendered at cost, determined in accordance with Rules 90 through 92.


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